

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

August 20, 2014

Via Email
Sabastian Niles, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019

Re: **Darden Restaurants, Inc.**
       Soliciting Materials on Schedule 14A
       Filed August 4, 2014

Dear Mr. Niles:

We have reviewed your filings and have the following comments.

1.   We refer to the article available at http://www.cnbc.com/id/101928352, which alleges
that material information regarding the Red Lobster business that the company has
provided publicly differs from non-public information that Red Lobster executives
provided in connection with certain debt financing arrangements involving Golden Gate
Capital. Please advise and reconcile information previously provided to shareholders in
soliciting materials filed through August 4, 2014, which contain statements regarding the
rationale for selling Red Lobster and the financial prospects associated with the Red
Lobster business, with information regarding Red Lobster's financial prospects that was
provided in connection with the debt financing. As may be appropriate, please provide
shareholders with such reconciled and/or corrected materials as soon as possible. We may
have further comment.

2.   Please supplementally provide us with a copy of the offering memorandum referenced.
We may have further comment.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the filing persons are in possession of all facts relating to
their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have
made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions